May 23, 2005

Via Facsimile (312) 569-3150 and U.S. Mail

Richard N. Burger
Chief Financial Officer
Coleman Cable, Inc.
1530 Shields Drive
Waukegan, Illinois 60085

	Re:	Coleman Cable, Inc.
      Form S-4 filed April 26, 2005
      File No. 333-124334

Dear Mr. Burger:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Provide us with an executed supplemental letter that:
* states you are registering the exchange offer in reliance upon the relevant Exxon Capital no-action letters, and
* includes the representations substantially in the form set forth in the Morgan Stanley and Shearman & Sterling no-action letters.

2. To the extent additional domestic subsidiaries of the company come into existence and are made guarantors on the new notes prior to the expiration of the offering period, we assume you will update the facing page, the signature pages, and financial statements to reflect the additional guarantors.

Prospectus Front Cover

3. The text on your cover page is dense. Limit the cover page to the information that is required by Item 501 of Regulation S-K and other information that is key to an investment decision.

4. Please provide the information required by Item 501(b)(4) of Regulation S-K.

Cautionary Note Regarding Forward-Looking Statements, page i

5. Please move this section so that it appears after the risk factors section.

Summary of the Exchange Offer, page 2

6. You set the expiration of the exchange offer at 5:00 p.m. on an undesignated date. Confirm that the offer will be open for at least twenty full business days and that you will change, if necessary, the expiration time to 12:00 midnight on the twentieth business day the offer is open to comply with Rule 14e-1(a). See Q&A #8 in SEC Release
No. 34-16623 (March 5, 1980).

7. It is not clear what you mean by the statement that you reserve the right to "delay the acceptance of the Old Notes for exchange." Since you refer separately to your ability to extend or terminate the offer, clarify under what other circumstances you could properly affect such a delay, consistent with your obligations under Rule 14e-
1(c). Please make conforming changes under The Exchange Offer section.

Summary of Consolidated Financial Data, page 7

8. Please include the ratio of earnings to fixed charges within this section and Selected Consolidated Financial Data, including the amount by which earnings did not cover fixed charges for the appropriate periods. Refer to Instruction 2.D. to Item 503(d) of Regulation S-K. Also, please include the pro forma ratio for the most recent fiscal year and the latest interim period, or confirm to us that the change in the ratio would be less than ten percent. Refer to Item 503(d) of Regulation S-K for guidance.

9. We note that you are presenting EBITDA as an operating performance measure. It also appears that you are presenting EBITDA as a liquidity measure from your statement that it is also commonly used by third parties to your consolidated financial statements to assess your ability to incur and service debt. As such, please revise your disclosure to provide the following information, as required by Item
10(e) of Regulation S-K and Question 8 of the SEC "Frequently
Asked
Questions Regarding the Use of Non-GAAP Financial Measures:"
* Performance measure: Expand your discussion of the limitations of
EBITDA to address how the exclusion of each item materially limits the usefulness of EBITDA. For instance you might expand your disclosures, in part, to address the limitations of EBITDA as a performance measure by providing the following information:
o It does not include interest expense. Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate revenue. Therefore any measure that excludes interest expense has material limitations;
o It does not include depreciation and amortization expense. Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate revenue. Therefore any measure that excludes depreciation and amortization expense has material limitations;
o It does not include taxes. Because the payment of taxes is a necessary element of our operations, any measure that excludes tax expense has material limitations.
* Performance measure: State how you compensate for the material limitations of using EBITDA.
* Performance measure: State the economic substance behind your decision to use such a measure.
* Performance measure: Please provide substantive reasons why management believes EBITDA provides useful information to investors.
* Liquidity measure: Reconcile EBITDA to cash flows from operating activities, as the most comparable liquidity GAAP financial measure, in addition to reconciling to net income.

Risk Factors, page 10

10. Many risk factor headings do not specify the resulting risk.
Please revise them as necessary to specify clearly the risk. We may have additional comments after we review your response.

11. Please avoid language in risk factors like "negatively affect,"
"adversely affect" or "material adverse effect." Instead, please state what the specific impact will be on your financial condition or results of operations. We may have additional comments after we review your response.

12. Some of your risk factors use language like "we cannot assure" or
"we cannot be certain." Please delete this language; the real risk is not your inability to predict or offer assurance, but the condition described.

We have significant indebtedness outstanding . . . , page 11

13. Quantify your debt service obligations and the funds that are available to satisfy your debt payments.

14. Disclose, if true, that your substantial indebtedness may make it difficult for you to satisfy your obligations under the senior credit facility and that a default on your secured debt could result in a foreclosure on your assets, and what that means with respect to your ability to operate as a going concern.

The markets for our products are highly competitive, page 14

15. Disclose that your net sales decrease in 2003 was principally due to the loss of customers who opted for foreign sourcing.

Our principal shareholders could exercise their influence . . . , page 16

16. Please disclose the beneficial ownership of David Bistricer and
Nachum Stein.

Terrorist attacks and other attacks or acts of war . . . , page 16

17. Please disclose the location of your markets where disruption could occur.

The Exchange Offer, page 17

Determination of Validity, page 21

18. Please revise the last sentence of the first paragraph in this section to clarify that if you waive a condition of the exchange offer for a particular holder, you will waive it with respect to all holders.

Conditions to the Exchange Offer, page 23

19. We note that you may determine, in your "sole discretion," whether the conditions are satisfied. In the absence of any objective criteria, such as a standard of reasonableness, satisfaction or waiver of the conditions in the sole discretion of the bidder may be equated with a waiver of that condition. Please revise your offer to include an objective standard for the determination of whether a condition has been satisfied.

Use of Proceeds, page 24

20. Describe the uses of the proceeds from the private placement of the old notes in accordance with Item 504 of Regulation S-K.

MD&A, page 30

Consolidated Results of Operations, page 32

21. We note that your C corporation subsidiary is involved in securitization transactions for its accounts receivable, which impacted the amount of income tax expense recognized. However, you have not provided any disclosure for these transactions in your footnotes to your consolidated financial statements. Please either include the necessary disclosures for these transactions, or tell us why you do not believe such disclosures are required. Also, tell us whether you or any of your other subsidiaries are involved in such transactions. Refer to SFAS 140 for guidance.

Liquidity and Capital Resources, page 36

22. Please expand your liquidity discussion to cover the three-year period covered by the financial statements and not just fiscal year
2004, using year-to-year comparisons or any other format to enhance the reader`s understanding. Refer to Instruction 1 to paragraph 303(a) of Regulation S-K.

23. Please include a discussion of your deficiency in your ratio of earnings to fixed charges and how you addressed the deficiency in earnings to cover your fixed charges.

24. Please expand your liquidity discussion to include information regarding your sources and uses of cash, such as your historical and current financing arrangements. As it appears that your financing arrangements include covenants that restrict your ability to undertake additional debt financing, please include a discussion of your material debt covenants and the potential impact of any material limitations on your financial condition and operating performance. Please refer to Sections IV.B. and IV.C. of the SEC Interpretive Release No. 33-8350 dated December 19, 2003 for additional guidance.

25. We note that you expect to have continuing capital expenditure needs from your Risk Factors disclosures. As such, please state the amount of capital expenditures for fiscal year 2004, the amount of anticipated capital expenditures for fiscal year 2005, and the expected source of funds for the fiscal year 2005 capital expenditures.

Critical Accounting Policies, page 37

26. It appears that your disclosure in this section replicates your stated accounting policies included within note 1 to your consolidated financial statements. Please revise your critical accounting policies to provide a discussion of the uncertainties involved at a given time in arriving at critical estimates or the variability that is reasonably likely to result from the application over time. Specifically, assuming these are critical estimates to your consolidated financial statements:
* Revenue Recognition: Identify the critical assumptions used in estimating your payment discounts, product returns, and customer rebates, including a discussion of how accurate your estimates have been in the past, any changes in the current estimates compared to past estimates, and your expectations for any material changes in the future.
* Allowance for Doubtful Accounts: Include a discussion comparing past estimates to your current estimates, along with a discussion of any significant deviations between actual results and estimated results.
* Inventories: Include a discussion of your method for evaluating inventory for obsolescence, damage and/or excess, the significant assumptions made by management in the evaluation and the sensitivity of those assumptions.
* Plant and Equipment: Include a sensitivity analysis regarding your estimated useful lives by major asset category.
* Goodwill: Provide a more detailed description of the valuation method used to determine if goodwill is impaired and how you calculated cash flows for your impairment test, including the assumptions used to support recoverability. State the impact on your results of operations and financial position if actual results differ from your estimates and the types of events that could result in an impairment to your goodwill balance.
* Income Taxes: State the amount of reasonably possible loss in excess of accrual for the IRS examination of your 2002 federal income tax returns.

Refer to SEC Interpretive Release No. 33-8350, SEC Other Release
No.
33-8040 and SEC Proposed Release No. 33-8098 for additional guidance.

Business, page 40

27. Please describe the practices of the company and the industry relating to working capital items (e.g., inventories and warranties).
See Item 101(c)(1)(vi) of Regulation S-K.

Security Ownership, page 53

28. Please update the table as of the most recent practicable date.

29. Please provide the addresses for your 5% shareholders that are not officers or directors of the company.

30. Clarify whether David Bistricer is deemed to be the beneficial owner of Moric Bistricer`s shares.

Description of Certain Indebtedness, page 54

31. Please describe in detail the financial covenants in the credit facility.

Certain U.S. Federal Income Tax Considerations, page 95

32. Please delete the word "certain" from the heading. You should discuss all material tax consequences of the transaction.

33. Please revise the second paragraph on page 96 where you state that investors should consult their tax advisors as to the consequences of the transaction. We would not object if you recommend that investors consult tax advisors with respect to the personal tax consequences of the investment which may vary for investors in different tax situations.

Available Information, page 101

34. Please remove the language in the middle of this paragraph that qualifies statements you make in the prospectus by reference to information outside of the prospectus. Rule 411(a) permits this type of qualification only where contemplated by the form.

Coleman Cable, Inc. consolidated financial statements for the year ended December 31, 2004

General

35. Please provide updated financial statements and related disclosures for the interim period ended March 31, 2005, as required by Rule 3-12 of Regulation S-X.

5.  Goodwill and Intellectual Property

36. It is unclear why you have not assigned goodwill to your reporting units as required by SFAS 142, specifically paragraphs 34,
35 and 54 of SFAS 142.  See paragraph 30 for additional guidance on
reporting units.  Paragraph 54 of SFAS 142 requires that all goodwill
recognized in an entity`s balance sheet at the date SFAS 142 is initially applied must be assigned to one or more reporting units. Please make the appropriate allocations of goodwill to your reporting units, perform the appropriate impairment tests as of January 1,
2002
(transitional goodwill impairment test) and your subsequent annual impairment tests, and revise your disclosures, as appropriate.

6.  Debt

37. Please revise your disclosure to provide the following information regarding your issuance of the Senior Notes and the use of proceeds from the Senior Notes and new Revolving Credit
Facility:
* State the amount of net proceeds from the Senior Notes issuance;
* Quantify the amount paid to repay/redeem debt, including the "make-whole premium," from the net proceeds from the Senior Notes and the
Revolving Credit Facility;
* Clarify whether the $14,110,000 distribution to shareholders was for tax purposes.

12.  Business Segment Information

38. It is unclear to us why you have not allocated any of your assets
to your reportable segments in accordance with paragraphs 27 and
31
of SFAS 131, including why common production processes and manufacturing capacity cause you not to allocate assets to your
reportable segments.   In this regard, provide us with a
comprehensive discussion to help us better understand the information used by your Chief Operating Decision Maker.

39. We note you have only provided net sales and operating income by reportable segment. Paragraph 27 of SFAS 131 states to provide certain amounts by reportable segment, if those amounts are included in the measure of segment profit or loss reviewed by the CODM. Your stated segment profit or loss measure is segment operating income, which is income from continuing operations before interest income or expense, other income and income taxes. As such, it would appear that you should be providing also be providing depreciation and amortization expense by reportable segment. In this regard, tell us how you have determined the amount of depreciation and amortization included in each reportable segment if you do not allocate your assets. In addition provide the disclosures required by paragraph 31e of SFAS 131.

40. Please revise your disclosure to provide revenues from external customers for each principal product group detailed on pages F-17 and
F-18 as required by paragraph 37 of SFAS 131. Otherwise, disclose that providing such information is impracticable, and tell us why such information is impracticable to provide.

13.  Supplemental Guarantor Information

41. Please revise to clarify that the guarantor subsidiaries are "100% owned" by the parent as required by Rule 3-10(f) of Regulation
S-X. We note your use of the term "wholly-owned;" however, that term is not the same as the term "100% owned" in Rule 3-10(h) of Regulation S-X.

Exhibits

42. Please file the opinion of Texas counsel and the tax opinion.

Exhibit 4.2 - Indenture

43. Please refile the indenture with a sheet cross-referencing the Trust Indenture Act. See Item 601(b)(4)(iv)(B) of Regulation S-K.

Exhibit 5.1 - Gardner Carton legal opinion

44. Either delete the first sentence of the penultimate paragraph or refile an opinion on the day you want the registration statement to go effective.

Exhibit 5.2 - Arnold & Porter legal opinion

45. You cannot assume due authorization, etc., by the company or the guarantors, but you can rely on other opinions. Please revise.

46. Either delete the first sentence of the penultimate paragraph or refile an opinion on the day you want the registration statement to go effective.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct questions regarding accounting comments to Tracey
Houser at (202) 551-3736, or in her absence, to Nili Shah at (202) 551-3255. Direct questions on other disclosure to Brigitte Lippmann at (202) 551-3713 or Chris Edwards at (202) 551-3742. In this regard,
please do not hesitate to contact the undersigned at (202) 551-
3760.

Sincerely,



Pamela A. Long
Assistant Director

cc:	George C. McKann, Esq.
	Gardner Carton & Douglas LLP
	191 North Wacker Drive
	Chicago, Illinois 60606

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Richard N. Burger
Coleman Cable, Inc.
May 23, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE